

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

July 2, 2013

James Murphy
Head of Finance Services
Allied Irish Banks, plc
Bankcentre
Ballsbridge
Dublin 4
Republic of Ireland

      Re: Allied Irish Banks, plc
              Form 20-F for Fiscal Year Ended
              December 31, 2012
              Filed April 23, 2013
              File No. 001-10284

Dear Mr. Murphy:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2012

Financial Review – 3. Management Report

Segment Reporting, page 31

1. We note disclosure on page 32 that the increase to your Personal Business Banking (PBB) loan portfolio during the year is due in part to an internal transfer of customer loans from non-core of €1.4 billion. We also note similar disclosure on page 84 related to the increase in criticized and impaired land and development portfolio. Please tell us and revise your future filings to explain the reason(s) for the

transfer of these loans from the non-core portfolio to the core portfolio during the current year.

3.1 Credit Risk – Credit Profile of the Loan Portfolio

Forbearance – Residential Mortgages, page 101

2. We note the disclosures related to your Republic of Ireland owner-occupier and buy-to-let residential mortgages in addition to your related accounting policies on pages 203 – 204. Noting your forbearance strategies disclosed on page 74 and your disclosure on page 83 that during 2013 you will be in a position to systematically capture restructuring/forbearance activity at a portfolio level for your non-mortgage portfolio, please revise your future filings to include the following:

    *   Provide a roll forward of the forbearance activity during each period presented.
    *   Disclose the related impairment allowances and provisions recorded for your forbearance agreements for each period presented.
    *   Disclose the interest income recognized on your forbearance agreements.
    *   Provide an enhanced discussion of the reason(s) for movements in asset quality and corresponding provisioning as it relates to these forbearance agreements.

    Provide us with your proposed disclosures related to your Republic of Ireland residential mortgage forbearance agreements. Also, please provide this information for your non-mortgage portfolio, if available.

Financial Review – 5. Critical accounting policies and estimates

3. It does not appear that you have included sufficient information with respect to the updated restructuring plan that was submitted to the European Commission in September 2012, despite the representation in your letter to the staff dated October 31, 2012 that you would do so in future filings. Please provide a more detailed description of the plan, including information regarding the behavioral commitments that the company will be required to adopt, and any recent developments. In your response, please include proposed disclosures to be made in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Senior Staff Attorney, at 202-551-3454 or Kate McHale, Senior Staff Attorney, at 202-551-3464 with any other questions.

Sincerely,

/s/ John A. Spitz

John A. Spitz
Senior Staff Accountant